

October 16, 2013

Via E-mail
Joseph W. Gorder
Chief Executive Officer
Valero Energy Partners LP
One Valero Way
San Antonio, Texas 78249

  Re: Valero Energy Partners LP
     Registration Statement on Form S-1
     Filed September 19, 2013
     File No. 333-191259

Dear Mr. Gorder:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, summarize the principal terms of the new credit facility, supply the partnership agreement (preferably with your next amendment), and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Please also provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. You disclose on page 4 and elsewhere that "own a 33⅓% undivided interest in the [McKee Products] system." Please revise your cover art to clearly indicate that your interest in the McKee Products System is a 33⅓% undivided interest.

Prospectus Summary, page 1

5. It is unclear why you believe that you are "well positioned to acquire Valero's additional transportation and logistics assets in the future," given the balance of the disclosure in the second paragraph under "Valero's Additional Transportation and Logistics Assets" at page 5. Similarly, it is unclear why you assert at page 95 that "Valero will serve as a critical source of our future growth by providing us opportunities to purchase…" given that you also disclose at page 95 that Valero "will be under no obligation to offer to sell us additional assets…." Please revise all such disclosures, including at pages 86 and 108, to clarify.

Summary of Conflicts of Interest and Duties, page 12

6. We note the disclosure in the second bullet point on page 32 and your reference in this section to Valero's potential interests in your not connecting your pipelines and terminals with third parties and in your not pursuing higher tariff rates.   To the extent known or previously disclosed publicly, also describe Valero's intentions with regard to your potential desire to seek higher tariffs and to connect your pipelines with other third parties, and similar business plans which would be expected to have a likely material effect on your business and results of operations.

The Offering, Cash Distributions, page 14

7. In the first paragraph on page 16, your disclosure suggests that there would have been a "shortfall" that will be reflected in the tabular disclosure at page 55. Please quantify the amount of this shortfall on the prospectus cover page.

Risk Factors, page 21

8. Please revise and shorten this 26-page section to comply with Item 503(c) of Regulation S-K. That Item indicates in part that your risk factors discussion "must be concise and organized logically. Do not present risks that could apply to any issuer or any offering." Note also that Securities Act Release 33-6900 indicates that "meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure" as required by Commission rules. Your risk factors should be brief and to the point.

9. You refer to your limited call right at various places, including at pages 33 and 17. Disclose whether the 80% threshold would be met at the time the subordinated units convert, based on the number of such units expected to be outstanding at the time this offering concludes.

The fees and reimbursements due to our general partner and its affiliates, page 34

10. Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates.

Use of Proceeds, page 47

11. Please revise your disclosure to clearly and consistently state your intended use of proceeds. In this regard, we note the following inconsistent statements:

- "…we plan to retain all of the net proceeds from this offering to fund future growth capital investments" (pages 3 and 97);
- "We also expect that we will retain all of the net proceeds of this offering…for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures. To the extent we do not fund acquisitions and expansion capital expenditures with proceeds from this offering, we expect to fund them primarily from external sources" (page 86); and
- "We intend to use the net proceeds from this offering to pay revolving credit facility origination and commitment fees…and we will retain the remainder of the net proceeds of this offering for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures" (pages 14 and 47).

Please revise your disclosure to clarify whether a portion of the proceeds will be used to pay your credit facility origination and commitment fees or whether you will retain all net proceeds. To the extent you retain all net proceeds, please clarify whether these proceeds will be used to fund future capital investments or whether they will be used for general partnership purposes. Also quantify any referenced "remainder," and clarify whether any such proceeds will be deemed "available cash." See Item 504 of Regulation S-K.

Cash Distribution Policy and Restrictions on Distributions, page 50

12. Your disclosures under "Rationale for Our Cash Distribution Policy" require further clarification. You begin that discussion by stating, "Our partnership agreement requires that we distribute all of our available cash quarterly." You also state that the requirement "forms the basis of our cash distribution policy and reflects a basic judgment, etc." But you then state that (emphasis supplied), "Our general partner *may change our cash distribution policy at any time*, subject to the requirement in our [PA] to distribute all of our available cash quarterly." We note also the disclosure in the first bullet point on page 51. The balance of your prospectus, including reference at page 52 to a quantified expected "minimum quarterly cash distribution," appears to suggest that the receipt of such quarterly distributions is intended to be an essential aspect of the securities you are offering. Please revise or explain these apparently contradictory statements, clarifying what types of changes to the policy you believe would be consistent with the other disclosures in that regard.

Significant Forecast Assumptions, page 59

13. Where you refer to the "TransCanada connection, which is expected to be placed into service in March 2014" (at page 62 and elsewhere), revise to clarify whether this has anything to do with your Keystone XL disclosures and expectations. We note the related disclosures at pages 82 and 98, for example. If any of your forecasts assume approval and completion of the Keystone XL pipeline, revise to make this clear. Similarly, if the second bullet point on page 64 assumes no further delays with Keystone XL, state this explicitly.

Management, page 126

Compensation of Our Officers and Directors, page 129

14. You disclose that you expect Joseph Gorder, Richard Lashway and Donna Titzman will be your named executive officers ("NEOs"). In your table on page 127, you list these three NEOs and additionally, you disclose four other executive officers. Please clarify and provide us with your analysis as to why you have identified only three NEOs and have not identified other NEOs pursuant to Item 402(a)(3)(iii) of Regulation S-K. In this

regard, we note your disclosure that your "general partner [was] formed in July 2013 and [has] not accrued any obligations with respect to compensation for directors and officers for the 2013 fiscal year or for any prior period." However, we also note that your executive officers all serve at Valero, with a Valero subsidiary or within the Valero family of companies.

Unaudited Pro Forma Combined Financial Statements, page F-2

15. We noted the predecessor financial statements include an accrual for environmental costs that you expect will be indemnified by Valero upon completion of the IPO. Please tell us your reasons for not adjusting your pro forma balance sheet to remove this liability.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Gerald M. Spedale
       Baker Botts LLP